Exhibit

Exhibit Description

99.1	Announcement on 2012/04/26: To annouce the differences for 2011 financial statements between ROC GAAP and US GAAP

99.2	Announcement on 2012/04/30: To announce related materials on acquisition of facilities and equipment

99.3	Announcement on 2012/05/07: UMC will attend investor conferences on 2012/05/08

99.4	Announcement on 2012/05/09: Supplement to the 4th unsecured straight bond issuance authorized by the Board of Director resolution passed on April 25th, 2012

99.5	Announcement on 2012/05/18: UMC will attend investor conferences on 2012/05/21

99.6	Announcement on 2012/05/24: UMC Holds Groundbreaking Ceremony for Fab 12A Phase 5 & 6

99.7	Announcement on 2012/05/25: UMC will attend investor conferences on 2012/05/28

99.8	Announcement on 2012/05/08: April Revenue

99.9	Announcement on 2012/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To annouce the differences for 2011 financial statements between ROC GAAP and US GAAP

1.Date of occurrence of the event:2012/04/26
2.Cause of occurrence: To annouce the differences for 2011 financial statements between ROC GAAP and US GAAP
3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):
(1)Under ROC GAAP, the company reported consolidated net income attributable to the Company of NT$10,609,695 thousand, basic earnings per share of NT$0.84 and diluted earnings per share of NT$0.81 for the year ended December 31, 2011. As of December 31, 2011, the Company reported total assets of NT$279,831,746 thousand, total liabilities of NT$67,706,783 thousand, minority interests of NT$4,387,876 thousand, and stockholders’ equity attributable to the Company of NT$207,737,087 thousand.
(2)Under US GAAP, the company reported consolidated net income attributable to the Company of NT$8,745,675 thousand, basic earnings per share of NT$0.71 and diluted earnings per share of NT$0.68 for the year ended December 31, 2011.As of December 31, 2011, the Company reported total assets of NT$279,460,266 thousand, total liabilities of NT$68,820,631 thousand, noncontrolling interests of NT$5,062,255 thousand, and stockholders’ equity attributable to the Company of NT$205,577,380 thousand.
(3)The differences between ROC GAAP and US GAAP are primarily due to goodwill and business combinations, treasury stock, employee stock options , investments in securities, convertible bond, and pension, etc.
4.Any other matters that need to be specified:
For more details, please refer to the Form 20-F we filed with the U.S. SEC.

Exhibit 99.2

To announce related materials on acquisition of facilities and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment

2.Date of the occurrence of the event: 2012/04/30~2012/05/02

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 1,068,000,000 NTD; total transaction price:$ 1,068,000,000 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TUNG KANG STEEL STRUCTURE CORP.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2012/05/08

1.Date of the investor conference:2012/05/08

2.Time of the investor conference:9:00 am

3.Location of the investor conference:

Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei

4.Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Investor Conference 2012”, held by Citi.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2012/04/25.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None

Exhibit 99.4

Supplement to the 4th unsecured straight bond issuance authorized by the Board of Director resolution passed on April 25th, 2012

1.Date of the board of directors resolution: NA
2.Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j:
United Microelectronics Corporation 4th round of unsecured straight bonds
3.Total amount of the issue: NT$10,000 million; 5-year bond for NT$7,500 million and 7-year bond for NT$2,500 million
4.Face value:NT$1 million each
5.Issue price:at par
6.Issue period:5 years and 7 years
7.Issue coupon/interest rate: Fixed rate, 1.43% p.a. and 1.63% p.a. for 5-year and 7-year bond respectively
8.Types, names, monetary amounts of security or collateral and stipulations thereupon:N/A
9.Use of the funds raised by the offering and utilization plan:To purchase advanced technology equipments
10.Underwriting method:No public offering
11.Trustees for the bonds:To be decided
12.Underwriter or distributing agent institution:None
13.Guarantor(s) for the issue:None
14.Institution serving as agent for payment of the principal and interest:To be decided
15.Certifying institution:None
16.Where convertible into shares, the rules for conversion:N/A
17.Resale conditions:None
18.Repurchase conditions:None
19.The record date for share conversion, if conversion, exchange, or subscription rights are attached:N/A
20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:N/A
21.Any other matters that need to be specified:None.

Exhibit 99.5

UMC will attend investor conferences on 2012/05/21

1.Date of the investor conference:2012/05/21~2012/05/22

2.Time of the investor conference:9:00 am

3.Location of the investor conference:London, UK

4.Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Corporate Forum 2012”, held by Citi.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2012/05/08.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None

Exhibit 99.6

UMC Holds Groundbreaking Ceremony for Fab 12A Phase 5 & 6

1.Date of occurrence of the event:2012/05/24

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or

“affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

UMC Holds Groundbreaking Ceremony for Fab 12A Phase 5 & 6

New generation of 300mm fab serves as UMC’s next growth engine

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC”), a leading global semiconductor foundry, today held a groundbreaking ceremony for its 300mm Fab 12A Phase 5 & 6 (P5 & P6) at its Tainan, Taiwan fab complex. The expansion begins UMC’s new generation of 300mm manufacturing that will extend 28nm production and establish a solid foundation for 20nm and beyond to meet customers’ high-end demand, thus ushering in the company’s next era of growth.

Stan Hung, Chairman of UMC, said, “UMC remains optimistic about the long-term outlook of the semiconductor and foundry industries. However, with increasing industry volatility, a clearly defined business strategy is needed in order to take full advantage of upcoming market opportunities. We stay firm to our ‘Customer-Driven Foundry Solutions’ approach that is constituted on the classical foundry model and open ecosystem approach. This commitment enables true synergies between UMC, customers, and ecosystem partners. Based on this philosophy, we will continue to invest timely capex according to our key position in the supply chain so that customers, partners and UMC may prosper together. Cumulative capex for UMC’s Fab 12A phases 1-4 is projected to reach US$ 8 billion, with P5 & P6 to add nearly US$ 8 billion more. There are further plans for P7 & P8.This balanced capacity expansion demonstrates UMC’s determination to maintain self-sustainable growth.”

Dr. Shih-Wei Sun, CEO of UMC, said, “This past decade, UMC’s 300mm fabs in Taiwan and Singapore helped UMC strengthen our position as a first-tier foundry provider. Our internal R&D efforts continue to prove successful with the development of progressive advanced technologies. 28nm Poly SiON is now ramping mobile communication and computing products, 28nm Gate-Last HK/MG is set to start pilot production of flagship products in 2H this year, and 20nm HK-Last HK/MG and 14nm FinFET are advancing smoothly. UMC also cooperates closely with customers on 300mm specialty technologies such as HV, embedded non-volatile memory, BSI CMOS image sensor, 2.5D interposer, and 3D IC TSV to provide a truly comprehensive, leading foundry technology platform. We believe that supply chain collaboration will become increasingly important to address dynamic market requirements while minimizing risk. The P5-P8 fab complex will be characterized by close partnerships with customers and vendors to align with their technology roadmaps, enabling customers to introduce their future products while propelling UMC growth. Going forward, UMC’s ’customer-driven foundry solution’ approach will ensure UMC’s sustained competitiveness,profitability, and ROE improvement for years to come.”

UMC has operated in the Tainan Science Park since November 1999, when Fab 12A was established as Taiwan’s first 300mm fab. The state-of-the-art P5 & P6 will provide advanced 28nm, 20nm, and 14nm capacity, and is scheduled for equipment move-in during the second half of 2013. Total cleanroom area is 53,000m2, about the size of 10 American football fields. P5 & P6 are planned to create 2,600 jobs and to contribute 50K wafers per month, bringing total monthly design capacity for Fab 12A to 130K wafers. With the planned P7 & P8,the eight phase fab complex will have a total design capacity of 180K wafers per month. UMC continues to expand in the Tainan Science Park to fulfill its commitment to “invest in Taiwan as a base for establishing a global presence.”

6.Countermeasures:N/A

7.Any other matters that need to be specified:N/A

Exhibit 99.7

UMC will attend investor conferences on 2012/05/28

1.Date of the investor conference:2012/05/28
2.Time of the investor conference:9:00 am
3.Location of the investor conference:Singapore
4.Brief information disclosed in the investor conference:
The Company will attend the “Annual Access Asia Conference 2012”, held by Deutsche Bank.
5.The presentation of the investor conference release:
It will be the same as the investor conference on 2012/04/25.
6.Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7.Any other matters that need to be specified:None

Exhibit 99.8

May 8, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes%
April	Invoice amount	6,639,492	7,441,304	-801,812-10.78%
2012	Invoice amount	24,588,941	28,196,979	-3,608,038-12.80%
April	Net sales	9,124,708	9,563,916	-439,208-4.59%
2012	Net sales	32,889,889	37,681,766	-4,791,877-12.72%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.9

United Microelectronics Corporation
For the month of April, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of March 31, 2012	Number of shares held as of April 30, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	March 31, 2012	April 30, 2012	Changes
—	—	—	—	—